[CHOICETEL LOGO]

Filed By: ChoiceTel Communications, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
Commission File No.: 333-86814
Subject Company: ChoiceTel Communications, Inc.

For Immediate Release
Contact: Jeff Paletz, President
Choicetel Communications, Inc.
952-249-1806

ChoiceTel Communications Announces Sontra's Appointment of a New Chief Executive Officer

        MINNEAPOLIS—May 22, 2002—ChoiceTel Communications, Inc. (NASDAQ: PHON) announced today the hiring by Sontra Medical, Inc. of Dr. Thomas W. Davison as Sontra's new Chief Executive Officer. Following the merger between ChoiceTel and Sontra, Dr. Davison will become ChoiceTel's Chief Executive Officer.

        Gary S. Kohler, ChoiceTel's founder and chairman, stated, "We are pleased to see that Sontra has been able to engage an individual with such substantial breadth of medical technology and management experience as its new Chief Executive Officer, and we feel confident of Sontra's future as it moves forward with Dr. Davison at the helm."

        Dr. Davison has nearly 30 years of experience in the healthcare industry and a track record of transforming novel technologies into commercially successful products. Prior to joining Sontra, Dr. Davison was Chief Executive Officer of Endius, Inc., a company he founded in 1997 that focuses on minimally invasive spine surgery. For the prior eight years, he was President of UltraCision, Inc., an emerging company in ultrasonic surgery that was acquired by Ethicon Endosurgery, a Johnson & Johnson company, in late 1995. At UltraCision, Dr. Davison advanced the concept of an ultrasonic scalpel to the "gold standard" in advanced general surgery laparoscopy. Dr. Davison holds twelve patents including four on ultrasonic surgical technologies. Dr. Davison holds a B.A. in Biology/Chemistry and a Ph.D. in Physiology from Kent State University.

        "Dr. Davison's wealth of experience in the healthcare industry will be of enormous help as we expand our SonoPrep(TM) technology and product development activities," said James R. McNab, Jr., Sontra's chairman and interim Chief Executive Officer. "We feel particularly fortunate to welcome Dr. Davison as our new Chief Executive Officer and to have Dr. Davison overseeing our research and development, collaboration and commercialization efforts."

        "I am excited about the commercial opportunities that I see for Sontra's technology, and I intend to achieve Sontra's vision of transdermal diagnosis and drug delivery without needles using ultrasound technology," stated Dr. Davison.

About ChoiceTel Communications, Inc.

        In 1999, the Board of Directors of ChoiceTel concluded that the pay telephone industry was no longer a growth industry and in order to successfully compete in the business, a provider must be significantly larger than ChoiceTel in order to take advantage of economies of scale. The Board of ChoiceTel determined that ChoiceTel lacked the resources to achieve the size necessary to improve its economies of scale and authorized management to sell its payphone assets. Accordingly, by March 2000, ChoiceTel sold approximately 4,000 pay telephones in the contiguous United States, and in May 2002, sold its remaining assets consisting of approximately 1,450 phone in Puerto Rico.

About Sontra Medical, Inc.

        Sontra Medical, Inc., which is based in Cambridge, Massachusetts, is a development stage medical device company engaged in the research and development of transdermal diagnostic and drug delivery products. Sontra is developing ultrasonic skin permeation technologies that enable the transdermal transport of interstitial fluid for diagnostic purposes. Sontra also is developing technology for the transdermal delivery of therapeutics and topical components of pharmaceutical and cosmetic companies. Sontra believes that its ultrasound-mediated skin permeation technology will provide a platform for the development of products that offer less painful and more convenient alternatives to blood tests and needle-free delivery of biopharmaceutical drugs, thereby improving patient compliance to therapy, improving their quality-of-life, and reducing health care costs.

Safe Harbor Statement

        This press release contains forward-looking statements, express and implied, that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. Such risks and uncertainties include, among others, dependence on key personnel and proprietary technology, uncertainty of product development efforts, risks associated with the product regulatory approval processes, and the risk that the conditions to the merger contained in the merger agreement will not be satisfied and the merger will not be completed. Additional information on these and other factors that may cause actual results and performance to differ materially is included in the joint proxy statement/prospectus contained in ChoiceTel's Registration Statement on Form S-4/A (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC") on May 16, 2002, and in ChoiceTel's periodic and current reports filed with the SEC, including but not limited to ChoiceTel's Form 10-K for the year ended December 31, 2001 and in ChoiceTel's Form 10-Q for the quarter ended March 31, 2002. Copies of such documents may be obtained by contacting ChoiceTel, Sontra or the SEC. ChoiceTel and Sontra caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. ChoiceTel and Sontra disclaim any obligation to publicly update or revise any such statements to reflect any change in ChoiceTel's and Sontra's expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

        ChoiceTel filed the Registration Statement with the SEC on May 16, 2002, which included its joint proxy statement/prospectus relating to the merger of its wholly-owned subsidiary with and into Sontra. You are urged to read the Registration Statement carefully to learn important information about ChoiceTel, Sontra and the proposed merger. Shareholders can obtain copies of these documents, along with other documents filed with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov, or by visiting the SEC's public reference room located at 450 5th Street, N.W., Washington, DC 20549. You may obtain information relating to the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Shareholders can also obtain, free of charge, copies of the Registration Statement, along with any documents ChoiceTel has filed with the SEC, by contacting ChoiceTel at 952-249-1802. ChoiceTel and its directors may be deemed to be participants in the solicitation of ChoiceTel's shareholders in favor of the merger. Information concerning the direct or indirect interests, by security holdings or otherwise, of these persons is contained in the Registration Statement.